SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

OPKO Health, Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Kate Inman General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

October 25, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68375N103	Schedule 13D	PAGE 2 of 8

1	NAME OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0	Shares
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		0	Shares
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP 68375N103	Schedule 13D	PAGE 3 of 8

1	NAME OF REPORTING PERSONS The Chiin Hsiung Hsiao Family Trust B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0	Shares
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		0	Shares
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP 68375N103	Schedule 13D	PAGE 4 of 8

1	NAME OF REPORTING PERSONS Hsu Gamma Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		5,127,404	Shares
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		5,127,404	Shares
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	5,127,404	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP 68375N103	Schedule 13D	PAGE 5 of 8

1	NAME OF REPORTING PERSONS Jane Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		31,890,051	Shares*
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		31,890,051	Shares*
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	31,890,051	Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
Includes (i) 24,475,147shares of Common Stock held individually by Dr. Hsiao; (ii) 5,127,404 shares of Common Stock held by Hsu Gamma Investment, L.P. (“Hsu Gamma”), which is controlled by Dr. Hsiao as general partner; (iii) options to acquire 1,287,500 shares of Common Stock, which are exercisable within 60 days; and (iv) approximately 1,000,000 shares of Common Stock underlying $5,000,000 of the Issuer’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Issuer’s Common Stock per $1,000 of principal amount of Notes.

CUSIP 68375N103	Schedule 13D	PAGE 6 of 8

Explanatory Note
This Amendment No. 7 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013, as amended by Amendment No. 4 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 5 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 6 to the Schedule 13D filed on November 20, 2018 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”). This Amendment is filed pursuant to the Joint Filing Agreement executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, which is Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on August 21, 2008 is hereby incorporated by this reference

ITEM 3.	Source and Amount of Funds or Other Consideration. Item 3 is amended by adding the following paragraphs to the end of the item:
Dr. Hsiao acquired 10,000 shares of Common Stock on the open market, for investment purposes in a series of transactions on May 9, 2019 at prices ranging from $2.025 to $2.04 per shares for an aggregate purchase price of $20,296.75. The source of funds used was Dr. Hsiao’s personal funds.
Hsu Gamma acquired 400,000 shares of Common Stock, for investment purposes, on October 25, 2019 in a public offering pursuant to a prospectus filed with the SEC on October 25, 2019 for an aggregate purchase price of approximately $600,000, or $1.50 per share. The source of funds used to acquire the Common Stock working capital of Hsu Gamma.

ITEM 4.	Purpose of Transaction. Item 4 is amended by adding the following paragraphs to the end of the item:
Dr. Hsiao acquired 10,000 shares of Common Stock on the open market, for investment purposes in a series of transactions on May 9, 2019 at prices ranging from $2.025 to $2.04 per shares for an aggregate purchase price of $20,296.75.
Hsu Gamma acquired 400,000 shares of Common Stock, for investment purposes, on October 25, 2019 in a public offering pursuant to a prospectus filed with the SEC on October 25, 2019 for an aggregate purchase price of approximately $600,000, or $1.50 per share.

ITEM 5.	Interest in Securities of the Issuer. Item 5 is deleted in its entirety and replaced with the following text:
(a)-(b) Dr. Hsiao may be deemed to beneficially own 31,890,051 shares of Common Stock, which consist of (i) 5,127,404 shares of Common Stock held by Hsu Gamma, and (ii) 26,762,647 shares of Common Stock held individually. The 26,762,647 shares of Common Stock individually held by Dr. Hsiao include (i) approximately 1,000,000 shares of Common Stock underlying $5,000,000 of the Issuer’s Notes, which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment; and (ii) options to purchase 1,287,500 shares of Common Stock, exercisable within 60 days of the date hereof. The 31,890,051 shares of Common Stock beneficially owned by Dr. Hsiao constitute approximately 4.8% of the Issuer’s outstanding shares of Common Stock, based upon 665,601,045 shares of Common Stock outstanding as of October 25, 2019 as reported by the Issuer in their Prospectus filed with the SEC on October 25, 2019, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 31,890,051 shares of Common Stock.

CUSIP 68375N103	Schedule 13D	PAGE 7 of 8

Hsu Gamma beneficially owns 5,127,404 shares of Common Stock, which constitutes approximately 0.8% of the Issuer’s outstanding shares of Common Stock, based on 665,601,045 shares of Common Stock outstanding as of October 25, 2019 as reported by the Issuer in their Prospectus filed with the SEC on October 25, 2019, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 5,127,404 shares of Common Stock held by Hsu Gamma.
Dr. Hsiao is a member of The Frost Group, LLC, which holds 20,091,062 shares of Common Stock. Dr. Hsiao disclaims beneficial ownership of the shares of Common Stock and warrants held by The Frost Group, LLC.
Dr. Phillip Frost, the Issuer’s Chairman and Chief Executive Officer, and Mr. Steven Rubin, the Issuer’s Executive Vice President-Administration, acquired 2,000,000 and 15,000 shares of Common Stock, respectively, from the Issuer in a public offering pursuant to a prospectus filed with the SEC on October 25, 2019. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock acquired in the public offering or otherwise owned by each of Dr. Frost and Mr. Rubin, for purposes of Section 13 or otherwise.
(c) In the last 60 days prior to the filing of this Amendment No. 7, Dr. Hsiao has not effected any transactions in the shares of Common Stock.
In the last 60 days prior to the filing of this Amendment No. 7, Hsu Gamma acquired a total of 400,000 shares of Common Stock in a public offering on October 25, 2019 for an aggregate purchase price of $600,000 or $1.50 per share.
(d) Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.
(e) Dr. Hsiao ceased to be the beneficial owner of more than 5% of the Common Stock on or about October 25, 2019

CUSIP 68375N103	Schedule 13D	PAGE 8 of 8

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Chiin Hsiung Hsiao Family Trust A

Dated:	November 1, 2019	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	Trustee

The Chiin Hsiung Hsiao Family Trust B

Dated:	November 1, 2019	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	Trustee

Hsu Gamma Investment, L.P.

Dated:	November 1, 2019	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	General Partner

Dated:	November 1, 2019	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	Jane H. Hsiao, Ph.D., Individually